GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP
155 CONSTITUTION DRIVE
MENLO PARK, CALIFORNIA 94025
TELEPHONE: (650) 321-2400 FACSIMILE: (650) 321-2800
July 20, 2007
VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Barbara C. Jacobs
Maryse Mills-Apenteng

Re:	DemandTec, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-143248
Dear Ms. Jacobs and Ms. Mills-Apenteng:
     DemandTec, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto. Signature pages and consents have been manually executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2 and (ii) three hard copies of Amendment No. 2 that are marked to show changes to Amendment No. 1 to the Registration Statement filed on July 3, 2007.
     On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated July 18, 2007 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the July 18, 2007 letter in italicized print, and provided the Company’s responses below each comment.
1.	We are in the process of reviewing your proposed graphics and will contact you shortly to discuss them.

CR-2007/A2-001
July 20, 2007

     RESPONSE TO COMMENT 1:
     The Company acknowledges the Staff’s oral comments of July 19, 2007 and is providing a .pdf file of the graphics as revised to respond to the Staff’s comments.
Stock-based Compensation, Page 31
2.	We have read your response to prior comment number 18 of our letter dated June 26, 2007 and we reissue the request for disclosure. These disclosures appear necessary to allow readers to understand your valuations that resulted in the quadrupling of the fair value in less than 12 months between August 2006 and June 2007. You should consider disclosing a significant portion of your response to prior comment number 34. In addition to this information, you should ensure that your disclosures include quantitative information regarding your assumptions including, but not limited to, marketability discounts and any weighting of outcomes or valuation methods. We may have further comment upon reviewing your disclosures.
     RESPONSE TO COMMENT 2:
     In response to the Staff’s comment, the Company has revised its disclosure on pages 32-36 of the Registration Statement.
Business, page 49
3.	Please refer to prior comment 23 of our letter dated June 26, 2007. We note your response that you consider the Safeway agreement to be an agreement entered into in the ordinary course of business and that it is not viewed by the Company as a contract on which you are “substantially dependent.” While Item 601(b)(10)(ii) relates to contracts made in the ordinary course of business, Item 601(b)(10)(ii)(B) specifically requires the filing of contracts upon which the registrant’s business is substantially dependent. Any contract that provides a stream of revenue that is over ten percent of the company’s revenues is typically one on which the filer is “substantially dependent.” In light of the fact that nearly 12% of your revenues in the last fiscal year was generated under your agreement with Safeway, we consider the agreement to be one on which DemandTec is “substantially dependent” and is required to be filed. Please revise or advise.
     RESPONSE TO COMMENT 3:
     The Company respectfully advises the Staff that, while Safeway accounted for 11.8% of the Company’s revenue for the year that ended February 28, 2007, Safeway accounted for only 4.2% of the Company’s revenue for the quarter ended May 31, 2007 and the Company expects that revenue derived from the Safeway agreement will account for only [*]% of the Company’s revenue for the current fiscal year. Accordingly, the Company does not believe that it currently is “substantially dependent” upon Safeway nor does the Company expect that it will in the future be “substantially dependent” on Safeway. Thus, the Company does not believe that Item 601(b)(10)(ii)(B) requires that the Safeway agreement be filed.

July 20, 2007

Compensation Discussion and Analysis, page 69
4.	Please update the disclosure to cover actions regarding executive compensation taken after February 28, 2007, your last fiscal year end. See Instruction 2 to Item 402(b).
     RESPONSE TO COMMENT 4:
     The Company supplementally advises the Staff that it has taken no material actions regarding the compensation of its named executive officers since February 28, 2007, other than those actions discussed in the Compensation Discussion and Analysis. Please refer to pages 73 through 79 for an extensive discussion of actions taken after the close of fiscal year 2007 with regard to base salaries, annual cash bonuses and long-term equity incentives for fiscal year 2008.
5.	Please refer to prior comment 6 of our letter dated June 29, 2007. We note your conclusory statement that disclosure of your bookings and cash balance objectives would cause “competitive harm.” If you intend to rely on Instruction 4 to Item 402(b) of Regulation S-K to omit such information, you must provide an analysis as to why you believe disclosure of this information would result in competitive harm. We further note that you now describe the level of difficulty involved in achieving performance targets as “significantly challenging to achieve,” requiring a “high level of execution and achievement” and “improvement upon past levels of performance.” This disclosure does not provide the level of specificity we would expect to see in the absence of the specific target information.
     RESPONSE TO COMMENT 5:
     In response to the Staff’s comment, the Company has revised its disclosure on page 76 of the Registration Statement to disclose cash balance and cash collections objectives, as appropriate. The Company continues to believe that disclosure of bookings targets will result in competitive harm to the Company for a number of reasons.
     The Company’s Board of Directors establishes bookings targets in order to motivate management to achieve results that the Board deems to be in the best interests of the Company’s stockholders and to reward management for achieving these results. So long as these targets are protected from external distribution, the Board is able to establish targets that allow it to challenge management without being concerned that the failure to achieve these “stretch” goals may be used against the Company by its competitors to position the Company’s performance inaccurately. Any perception that the failure to achieve these bookings targets is an indicator of poor performance by the Company would cause competitive harm to the Company and could be used by the Company’s competitors to try to convince current customers, partners and employees to leave the Company and to convince potential customers, partners and employees not to do business with the Company. External disclosure of bookings numbers would require the Board to factor the reactions of external audiences, including existing and potential competitors, partners, customers and employees, in defining bookings and setting bookings targets. The Company believes that the Company and its stockholders would not be well served if “bookings,” which historically has been defined and determined solely for purposes of

July 20, 2007

motivating and measuring management’s performance internally, becomes an externally reported number. If this number is publicly reported, the Company would be forced to factor into the establishment of its bookings target the competitive harm that would result from a perception in the marketplace of negative bookings performance. In order to mitigate the risk of this competitive harm, the Company might be forced to establish bookings targets that were more easily attainable, to the detriment of motivating and measuring management’s performance.
     In addition, “bookings” is not a uniformly defined term and the inclusion of quantitative bookings numbers might also cause confusion among the Company’s current and potential customers, competitors and investors with respect to the Company’s actual financial performance. The Company believes that the use of bookings is an appropriate indicator for internal measurement of the performance of the Company’s management, but believes that the Company should be measured externally by its financial performance metrics to which analysts, investors, customers, partners, competitors and employees are more accustomed, particularly GAAP results. As such, “bookings” may be potentially misleading because bookings is not a GAAP measurement and does not tie to GAAP concepts such as revenue and deferred revenue, and investors, competitors, customers, partners and employees may incorrectly use this as a proxy for the Company’s future GAAP financial performance. To the extent the Company’s competitors are able to use bookings data to present a misleading portrayal of the Company’s financial performance, this would result in competitive harm to the Company with respect to attracting and retaining customers, partners and employees. Any confusion caused by publicly available bookings numbers in the marketplace among any of the Company’s actual or prospective customers, employees or investors could cause harm to the Company ranging from expending resources attempting to explain bookings and how they relate to the Company’s performance to loss of employees or customers as a result of inaccurate perceptions of the Company derived from an indicator not intended to serve as barometer of the Company’s performance by external constituents.
     Further, in response to the Staff’s comment, the Company has revised its disclosure on page 76 of the Registration Statement to provide additional information with respect to the Company’s historical achievement patterns.
* * * * *

July 20, 2007

     Please do not hesitate to contact me at (650) 463-5350 if you have any questions or would like additional information regarding this matter.
Very truly yours,
Gunderson Dettmer Stough Villeneuve
Franklin & Hachigian, LLP
/s/ Craig M. Schmitz

cc:	David Edgar, Securities and Exchange Commission
Mark Kronforst, Securities and Exchange Commission
Daniel R. Fishback, DemandTec, Inc.
Mark A. Culhane, DemandTec, Inc.
Michael J. McAdam, DemandTec, Inc.
Robert V. Gunderson, Jr., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Brooks Stough, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Jeffrey R. Vetter, Fenwick & West LLP
Laird H. Simons, III, Fenwick & West LLP
Scott J. Leichtner, Fenwick & West LLP